                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONVERGENT GROUP CORPORATION
                            (Name of Subject Company)

                          CONVERGENT GROUP CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    21247V 10

                      (CUSIP Number of Class of Securities)

                            ------------------------

                            GLENN E. MONTGOMERY, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CONVERGENT GROUP CORPORATION
                       6399 SOUTH FIDDLER'S GREEN CIRCLE,
                                    SUITE 600
                            ENGLEWOOD, COLORADO 80111
                                 (303) 741-8400

                 (Name, address, and telephone number of person
           authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                               ILAN S. NISSAN, ESQ.
                            DOMINICK P. DECHIARA, ESQ.
                        O'SULLIVAN GRAEV & KARABELL, LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-2400

                 [X] Check the box if the filing relates solely
                  to preliminary communications made before the
                         commencement of a tender offer.

October 17, 2000


Dear < < FIRST_NAME > > < < LAST_NAME > >:



As previously announced, Schlumberger LTD has agreed to acquire a controlling interest in Convergent Group. Outlined below is what this means to you from a financial perspective.

In the tender offer, you may sell all Convergent shares of common stock (green certificates) you own for $8.00 per share, in cash. Our records indicate that you have < < STK_NUMBERS > > shares that may be sold for a total cash value of
< < STK_VALUE > > .

Upon the execution of the documents evidencing Schlumberger LTD's agreement to acquire a controlling interest in Convergent Group, all of your stock options vested automatically. Accordingly, you may exercise all of your stock options and, if you so choose, sell the shares received by you upon such exercise for $8.00 per share, in cash. Our records indicate that you have a total of
< < OPTIONS > > unexercised stock options. Your total net cash value is
< < N_C_V > > . ($8.00 LESS YOUR OPTION EXERCISE PRICE MULTIPLIED BY THE NUMBER
of OPTIONS). While you should make the decision that you believe is best for you, senior management of Convergent encourages you to consider, if you so desire, exercising and selling no more than 25% of the options you hold. In connection with the merger following the tender offer, the remaining 75% of your options would then be converted into options to acquire stock of our new parent company, Convergent Holding. Following the merger, Convergent will no longer be a publicly traded company.

If you feel that there is a discrepancy in any of the above numbers, please double check all of your materials/documents for accuracy. If you find a discrepancy, please contact Bob Preis.

Any questions regarding this transaction can be e-mailed to our internal mailbox FAQ_Schlumberger, or at our website rmq&a@convergentgroup.com or rmqa@convergentgroup.com. On Tuesday, October 17th through Tuesday, October 24th, we will conduct daily conference calls at noon MST to answer any questions. The dial-in number is 888-282-1478 for the US and 712-257-2724 for International. The passcode for each number is 44695. Keep an eye out for updates and frequently asked questions on our internal website. Thank you.


Andrea Maizes
Executive Vice President, Resource Management

NOTICE TO READ TENDER OFFER DOCUMENTS:
A Tender Offer Statement on Schedule TO will be filed by Schlumberger and others and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Convergent Group with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed by Schlumberger and Convergent Group with the Commission at the Commission's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the Commission by Schlumberger will be available free of charge from Schlumberger by directing a request to Schlumberger Limited, 277 Park Avenue, New York, NY 10172. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the Commission by Convergent Group may be obtained free of charge from Convergent by directing a request to 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111.

     This communication contains information from a slide presentation made by certain representatives of Convergent Group Corporation and Schulmberger Ltd. to its employees which relates to the tender offer.


     [SLIDE: THIS SLIDE HAS THE WORDS "CONVERGENT GROUP" WRITTEN IN BOLD,
ALL CAPS ACROSS THE MIDDLE OF THE SLIDE. THE WORDS "SOLUTIONS FOR THE DIGITAL ECONOMY" APPEAR BELOW "CONVERGENT GROUP."]

Notice to Read Tender Offer Documents: A Tender Offer Statement on Schedule TO will be filed by Schlumberger and others and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Convergent Group with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on
Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed by Schlumberger and Convergent Group with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the Commission by Schlumberger will be available free of charge from Schlumberger by directing a request to Schlumberger Limited, 277 Park Avenue, New York, NY 10172. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the Commission by Convergent Group may be obtained free of charge from Convergent Group by directing a request to 6399 South Fiddler's Green Circle, Suite 600, Englewood, Colorado 80111.

This release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are economic, competitive and technological factors effecting the company's operations, markets, products, services and prices, as well as other factors detailed in the company's filings with the Securities and Exchange Commission.

                                      ###

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The Opportunity

                     Schlumberger and Convergent Group have

                       entered into an agreement whereby

                    Schlumberger will purchase a controlling

                         interest in Convergent Group.

The Operating Structure

- We will remain a separate company and become a subsidiary of Schlumberger
- We will have our own Board of Directors and our current Management Team will stay in place as is
- We will remain independent and entrepreneurial but enjoy many of the benefits of being part of a Fortune 100 Company
- We will continue our market focus and invest in BOTH the utility and local government sectors of our business
- We will once again become a "privately held" company

Vision and Value Statement

For the "new Convergent Group"

- Be the leading global provider of a diverse range of advanced technology-based business solutions for utility and local government markets
- Enable utility and local government business transformation
- Engineer, Build, and Manage Digital Utilities and Government Gateways on a global scale
- Be a first mover in e-services and e-business solutions and services for utility and local government markets
- Maximize data utilization across the entire utility and local government value chains

Strategy

- Own the prime contractor role

- Provide strong subject matter expertise

- Seek long-term relationships focused on recurring revenue streams

- Plan and evolve our service offerings

- Leverage our alliances on non-core competencies

Key Messages

- Take advantage of forces that are changing the industry

  - Regulatory

  - Service demands

  - Technology

- Differentiation (versus ERP and other back-office solutions) is the end-to-end solution

- Deep subject matter expertise across the utility and local government enterprises

Key Messages

- Capable of engineering, building, and managing digital enterprises for the multi-billion dollar utility and local government markets

- Globally deliver the Digital Utility from meter (SLB) to cyberspace (CVGP)

- Deliver Government Gateways where they make sense

- Bring customers closer to the utility and the utility closer to the customer

What will we be?

- Emerging markets for the Digital Utility and the Government Gateway solutions are large, global, and developing quickly

- We will have first mover advantage in the managed services and e-business market by establishing our position quickly

- "Quickly" is very important as key market players are moving to consolidate the industry

- CVGP/SLB market expansion is dramatically accelerated by leveraging each other's strengths and via the emergence of new combined strengths

- The business case of the expanded company is compelling

What does this mean for Convergent?

- Stronger global presence

- Greatly enhanced technology access

- Ability to attract even a higher number of great people

- Strengthens and expands our position in the markets we serve

What does this mean for Convergent?

- Going "private" with plans to reposition ourselves

- The "new Convergent Group" will be a privately held company owned by:


  - Schlumberger

  - Management and Employees

  - Cinergy

- Corporate Governance

What does it mean for you?

- Access to some of the foremost technology and technologists

- Long-term employment stability

- Great career opportunities in a larger number of areas

  - International opportunities

  - Learning/growth opportunities

What does it mean for you?

- Be part of a global industry leader

- Ability to remain entrepreneurial while having the benefits of a large global company

- Financial incentives and rewards

- Management continuity